

Mail Stop 3030

June 24, 2009

Via U S Mail and FAX [858-794-8811]

Aidan Shields, Chief Financial Officer
Applied Solar, Inc.
3560 Dunhill Street
San Diego, California 92101

> **Re: Applied Solar, Inc.**
> **Form 8-K for Item 4.01**
> **Filed June 24, 2009**
> **File No. 000-50450**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K Filed June 24, 2009

1. We read in the Form 8-K that the company determined on 4/18/08 that certain restricted stock and stock option transactions were recorded incorrectly, and that financial statements could not be relied upon. We see this same date of determination disclosed in your recent Form 10-Q. General Instruction B to Form 8-K requires that the Form 8-K be filed within four days of the event. Please explain to us why you waited more than fourteen months to file the Form 8-K.

2. Please amend to identify each of the periods that should no longer be relied upon. We see you refer to only the quarter ended November 2008. Since the date you state you determined that the accounting was incorrect is April 18, 2008, please clarify whether or not the financial statements for each subsequent fiscal period should be relied upon, starting with the period ended May 31, 2008.

3. You make reference to an amended filing for November 30, 2008. However, it appears that other periods may have been affected. Please disclose how you will make available to investors the restated financial statements for each period affected. Also disclose when you intend to do so.

* * * * * *

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant